

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

>   **Re: ValueVision Media, Inc.**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed May 28, 2014**
>   **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Without explanation, support, or a factual foundation as required by Note b. to Rule 14a-9, these soliciting materials appear to impermissibly impugn the character and integrity of Clinton Group's nominees by making the following assertions in Exhibit 1:

    - "Clinton Group is seeking control with a weak slate." (page 3)

    - "Clinton Group has shown no interest in working with management and has wasted management's time and the shareholders' money by refusing to show up at the Special Meeting they sought." (page 24)

    - "Clinton's unwillingness to engage in good faith with our Board and Management leaves us questioning whether their nominees will respect other shareholders as the Board has done." (page 24)

- "ValueVision questions whether Clinton Group's nominees will serve all shareholders' interests or Clinton Group's undisclosed (or yet to be determined) agenda." (page 25)

- "Clinton Group's nominees have exhibited dismal track records as elected stewards of other public companies." (page 26)

- Your statement on page 31 that Clinton has a "[p]re-determined agenda" and the inference that the Clinton Group's nominees will follow such pre-determined agenda, regardless of the nominees' fiduciary duties.

- Your statement on page 31 that Clinton Group's nominees have "inorganic and unaligned interests in the success of the Company."

Please revise and/or undertake in a future filing to make clear, if true, that the participants were only expressing an opinion. Disclose in that communication the factual foundation for such opinion, or provide the factual foundation to us. In this regard, note that the factual foundations must be reasonable. For example, because the director candidates nominated by the Clinton Group will be subject to breach of fiduciary duty claims, and because the Clinton Group will not beneficially own a controlling interest in ValueVision by virtue of the nominees' successful election to the Board, please advise us of the basis upon which ValueVision relies to assert that the Clinton Group is seeking control.

2. In numerous places within Exhibit 1 you refer to opinions or beliefs as facts. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support and which should be re-characterized as statements of belief or opinion:

- "They have made no case that they should control the Board or that they are better qualified to continue the existing board's program to create significant shareholder value." (page 3)

- "ValueVision's nominees are mission critical at this time in stark contrast with the dissident slate." (page 22)

- Your statement that Clinton Group's nominees have a "[l]ack of clear strategy and poor performance record." (page 31)

- "Clinton Group has not provided any independent strategy, and has, in fact, indicated that the Company's strategy is one that their own nominees and potential new executives would continue to execute." (page 31)

3. Please clarify in the disclosure whether director experience at ValueVision is being counted as part of the experience held by current members of ValueVision's Board in determining that each such director has "multi-channel retail" experience and "media related public board" experience in the chart on page 22, and disclose whether or not your current board members have any other experience that would fulfill these criteria.

4. We note that you included graphs with share price performance information for JAKKS Pacific, Inc. and Dillard's. Please tell us the reason(s) that you included share price information for the time periods presented, and clarify whether any of Clinton Group's nominees to such boards continued to serve as directors beyond the date for which you have presented share price information.

You may contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Peter J. Ekberg
       Erik R. Daly
       Barnes & Thornburg LLP